UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2024

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Galmed Pharmaceuticals Ltd. (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares after market close on Thursday, August 29, 2024, at the ratio of 1-for-12, such that each twelve (12) ordinary shares, par value NIS 0.15 per share, shall be consolidated into one (1) ordinary share, par value NIS 1.80. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Friday, August 30, 2024.

Following the implementation of the reverse split, the Company’s authorized share capital shall be comprised of 1,666,667 ordinary shares, par value NIS 1.80 per share, and approximately 632,889 ordinary shares shall be issued and outstanding.

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options entitling the holders to purchase ordinary shares.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292 and 333-227441) and the Company’s Registration Statements on Form F-3 (Registration Nos. 333-254766 and 333-272722).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: August 27, 2024	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer